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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49496

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MCM SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

152 W. 57th Street - 52nd Floor
(No. and Street)

New York (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Del Giudice - (212) 218-4088
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frost, PLLC
(Name – *if individual, state last, first, middle name*)

425 Capitol Avenue - 3300 (Address) Little Rock (City) AR (State) 72201 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MCM SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

152 W. 57th Street - 52nd Floor
(No. and Street)

New York (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Del Giudice - (212) 218-4088
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frost, PLLC
(Name – *if individual, state last, first, middle name*)

425 Capitol Avenue - 3300 (Address) Little Rock (City) AR (State) 72201 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael J. Del Giudice, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MCM SECURITIES LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHEELA KANGAL
Notary Public, State of New York
Reg. No. 01KA6318364
Qualified in Kings County
Commission Expires January 26, 2023

Signature

Senior Managing Director

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MCM SECURITIES LLC

December 31, 2019

Financial Statements
And
Supplementary Information

With

Report of Independent Registered Public Accounting Firm

Table of Contents

FROST, PLLC
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

The Member
MCM Securities LLC
Troy, New York

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of MCM Securities LLC (the "Company") as of December 31, 2019, the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Securities Exchange Act of 1934 Rule 17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Frost, PLLC

Independent Registered Public Accounting Firm

We have served as the Company's auditor since 2012.

Little Rock, Arkansas
February 26, 2020

MCM SECURITIES LLC

Statement of Financial Condition

For the Year Ended December 31, 2019

Assets	
Cash	$ 54,314
Deposits receivable	2,689
Deposit on account	2,850
Other receivables	256
Prepaid expenses	5,452
Total assets	$ 65,561
Liabilities and Member's Equity	
Liabilities	
Accounts payable	$ 190
Accrued expenses	14,025
Total liabilities	14,215
Member's equity	51,346
Total liabilities and member's equity	$ 65,561

The accompanying notes are an integral part of these financial statements.

MCM SECURITIES LLC

Statement of Operations

For the Year Ended December 31, 2019

Revenues	
Commission income	$ 64,000
Operating expenses	
Salary and benefits	39,202
Professional fees	95,580
Broker/dealer expense	6,370
Broker commissions	25,500
Office supplies and expenses	3,410
Misc taxes, licenses and permits	3,982
Miscellaneous	52
Insurance	1,078
Regulatory fees and expenses	2,481
Occupancy expense	2,901
Total operating expenses	180,556
Net loss	$ (116,556)

The accompanying notes are an integral part of these financial statements.

MCM SECURITIES LLC

Statement of Changes in Member's Equity

For the Year Ended December 31, 2019

Balance - January 1, 2019	$ 51,501
Contributions from member	116,401
Net loss	(116,556)
Balance - December 31, 2019	$ 51,346

The accompanying notes are an integral part of these financial statements.

MCM SECURITIES LLC

Statement of Cash Flows

For the Year Ended December 31, 2019

Cash flows from operating activities	
Net loss	$ (116,556)
Adjustments to reconcile net loss to net cash used by operating activities	
Contributions of rent	2,901
Changes in operating assets and liabilities	
Deposits	917
Prepaid expenses	(2,123)
Accounts payable and accrued expenses	(13,543)
Net cash used by operating activities	(128,404)
Cash flows from financing activities	
Contributions from member	113,500
Net cash provided by financing activities	113,500
Net decrease in cash	(14,904)
Cash - beginning of year	69,218
Cash - end of year	$ 54,314

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements

For the Year Ended December 31, 2019

1. Nature of Operations

MCM Securities LLC (the "Company") was organized in September 1996 as a Delaware Limited Liability Corporation, is a broker/dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority. The Company's sole member is Millennium Credit Markets, LLC (the "Parent"). The Company shall continue in existence through December 2050, or until terminated by the member.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. The requirements of Paragraph (k)(2)(i) provide that the Company carries no margin accounts, promptly transmit all customer funds and deliver all securities received in connection with its activities as a broker-dealer and does not hold or owe funds or securities for or to customers. The Company does not have any customers as defined by Rule 15c3-3(a)(1). Accordingly, the Company is exempt from the requirements of the provisions of Rule 15c3-3(e) based on the exemption provided in Rule 15c3-3(k)(2)(i), and does not maintain any "Special Account for the Exclusive Benefit of Customers."

The Parent will make capital contributions as needed to enable the Company to meet its obligations and its regulatory capital requirements.

2. Summary of Significant Accounting Policies

a. **Business activities** – The Company's business activities are limited to the following: selling interests in mortgages or other receivables, private placements of securities, real estate syndicator, providing financial advice to issuers of private placements and municipal securities broker.

b. **Cash** – Cash and cash equivalents include checking accounts and all liquid investments with an original maturity of three months or less. At December 31, 2019, the Company did not hold investments considered to be cash equivalents.

c. **Income taxes** – The Company is included in the federal income tax returns filed by its sole member, the Parent. The Parent is not a tax paying entity and distributes its pro rata share of income, losses and tax credits to the Company as provided in the operating agreement.

The Company's policy with respect to evaluating uncertain tax positions is based upon whether management believes it is more likely than not the uncertain tax positions will be sustained upon review by the taxing authorities, then the Company shall initially and subsequently measure the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The tax positions must meet the more-likely-than-not recognition threshold with consideration given to the amounts and probabilities of the outcomes that could be realized upon settlement using the facts, circumstances and information at the reporting date. The Company will reflect only the portion of the tax benefit that will be sustained upon resolution of the position and applicable interest on the portion of the tax benefit not recognized. Based upon management's assessment, there are no uncertain tax positions expected to have a material impact on the Company's financial statements.

2. **Summary of Significant Accounting Policies (cont.)**

The income tax position taken by the Company for any years open under the various statutes of limitations is that it continues to be exempt from income taxes by virtue of its pass-through entity status. Management believes this tax position meets the more-likely-than-not threshold and, accordingly, the tax benefit of this income tax position (no income tax expense or liability) has been recognized for the years ended on or before December 31, 2019.

The Parent is no longer subject to U.S. federal and state examinations by tax authorities for years before 2016. The Parent's federal and state tax returns are not currently under examination. The Parent recognizes interest and penalties related to unrecognized tax benefits in income tax expense. During the year ended December 31, 2019, the Parent did not recognize any interest or penalties. The Parent did not have any interest or penalties accrued at December 31, 2019.

d. **Use of estimates** – The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosures about contingent assets and liabilities. The estimates and assumptions used in the accompanying financial statements are based upon management's evaluation of the relevant facts and circumstances as of the date of the financial statements. However, actual results may differ from the estimates and assumptions used in the accompanying financial statements.

e. **Revenue recognition** - The Company accounts for revenue under the provisions of ASC Topic 606. The guidance is a comprehensive new revenue recognition model that requires the Company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services.

Management has determined that in years where commission revenue is recognized, it will be recognized at a point in time when the related transaction is completed, as the performance obligation is to successfully broker all or a portion of a specific transaction.

3. **Related Party Transactions**

In accordance with an expense support agreement, as amended April 2015, the Parent allocates certain expenses to the Company, including but not limited to salaries and general operating expenses. Such expenses include all costs that the Company derived direct or indirect benefit for which the Company would be responsible if another entity had not agreed to pay these expenses.

The Parent incurs certain costs related to both the Parent and the Company. Shared expenses, such as salary, office supplies, rent and other expenses are recorded as incurred in amounts determined according to a reasonable allocation, applied on a consistent basis. The allocation is derived as an attempt to equate the proportional cost of a service or product to the proportional use of or benefit derived from the service or product.

3. **Related Party Transactions (continued)**

All expenses, with the exception of certain professional fees, insurance, broker filing fees, licenses and permits, are based on allocations from the Parent (this amounted to $39,370 during 2019). Additionally, the Parent allocated an occupancy expense of $2,901 during 2019. Such amount was forgiven by the parent and deemed to be capital contributions. In the event the Company incurred expenses on behalf of the Parent, those expenses would be reimbursed by the Parent.

Substantially all prior and futures revenues earned by the Company are derived from transactions controlled by a related party. The related party, indirectly through a series of limited liability companies, owns a majority of the Parent.

4. **Contingencies**

In the normal course of business, the Company is a party to lawsuits and claims. In some of the lawsuits, the plaintiffs claim substantial amounts. The costs to defend such matters have been included in professional fees in the accompanying statement of income.

Management intends to vigorously defend these matters and, after consultation with counsel, believes the resolution of all such matters are not expected to have a material adverse effect on the financial condition, results of operations or cash flows of the Company. Factors considered by management in reaching this conclusion are the merits of the claims and the likelihood of a successful defense against the claims.

5. **Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital at the greater of 6 2/3% of aggregate indebtedness or $5,000. SEC Rule 15c3-1 also restricts the payments of dividends in certain cases. At December 31, 2018, the Company had net capital, as defined, of approximately $40,099, which was approximately $35,099 in excess of its minimum required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .35 to 1.00 at December 31, 2019.

6. **Subsequent Events**

The Company evaluated all other events and transactions subsequent to its December 31, 2019 statement of financial condition date and determined there were no significant events to report through February 26, 2020, which is the date the Company issued its financial statements.

MCM SECURITIES LLC

Computation of Net Capital Requirement Under Rule 15c3-1 of the Securities and Exchange Commission

For the Year Ended December 31, 2019

Aggregate indebtedness	$	14,214
Minimum required net capital	$	5,000
Net capital		
Member's equity	$	51,346
Deductions:		
Prepaid expenses and deposits		11,247
Total net capital	$	40,099
Minimum required net capital		5,000
Net Capital in excess of requirement	$	35,099
Ratio: aggregate indebtedness to net capital		.35 to 1.00

There are no material differences between this computation and the computation included in the unaudited FOCUS Part II as of December 31, 2019.

See report of independent registered public accounting firm.

Review Report of Independent Registered Public Accounting Firm

The Member
MCM Securities LLC
Troy, New York

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) MCM Securities LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provision") and (2) the Company stated that the Company met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Frost, PLLC

Independent Registered Public Accounting Firm

Little Rock, Arkansas
February 26, 2020

Exemption Report

MCM Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(i).

2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

MCM Securities, LLC

I, Michael J. Del Giudice, swear (or affirm) that, to my best knowledge and belief, this Exception Report is true and correct.

By: ______________________

Title: Senior Managing Director

February 26, 2020

U.S. SECURITIES AND EXCHANGE COMMISSION

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Form X-17A-5 Filer Information	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
FORM X-17A-5	ANNUAL AUDITED REPORT Form X-17A-5 Part III FACING PAGE Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	OMB Number: 3235-0123 Estimated average burden hours per response: 12.00

X-17A-5: Filer Information

Filer CIK	0001019951
Filer CCC	e5fztnx#
Is this a LIVE or TEST Filing?	(•) LIVE ( ) TEST
Would you like a Return Copy?	[x]
Is this an electronic copy of an official filing submitted in paper format?	[ ]
Confirming Copy File Number	

Submission Contact Information

Name	Dana M. Eagleton
Phone	212-218-4088
E-Mail Address	deagleton@mcmsecurities.com

Notification Information

Notify via Filing Website only?	[ ]
Notification E-mail Address	deagleton@mcmsecurities.com
Notification E-mail Address	

X-17A-5: Submission Information

Report for the Period Beginning	01-01-2019
and Ending	12-31-2019
Type of Registrant	[x] Broker-dealer [ ] OTC derivatives dealer

Material Weakness

Does this submission include an accountant's report covering the compliance report that indentifies one or more material weaknesses?	(•) Yes ( ) No

X-17A-5: A. Registrant Identification

Name of Broker-dealer	MCM SECURITIES LLC

Address of Principal Place of Business (Do not use P.O. Box No.)

Address 1	152 W. 57TH STREET
Address 2	52ND FLOOR
City	NEW YORK
State/Country	NEW YORK
Mailing Zip/ Portal Code	10019

Name and Telephone Number of Person to Contact in Regard to this Report

Name	Dana M. Eagleton

Telephone Number	212-218-4081

X-17A-5: B. Accountant Identification

Independent Public Accountant

Name - *if individual, state last, first, and middle name*	Frost, PLLC
Address 1	425 W. Capitol Avenue
Address 2	Suite 3300
City	Little Rock
State/Country	ARKANSAS
Mailing Zip/ Postal Code	72201
Check One	(●) Certified Public Accountant ( ) Certified Public Accountant not resident in United States or any of its possessions

X-17A-5: Signature

Oath or Affirmation

I, ***Michael J. Del Giudice,*** swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ***MCM SECURITIES LLC,*** as of ***12-31-2019,*** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature	Michael J. Del Giudice
Title	Senior Managing Director

Notary Public

Checking this box acknowledges that this oath or affirmation has been notarized.	☑

✓ Your form was submitted to FINRA successfully. Please print this form now if you wish to retain a copy for your records.

Filing ID: 4361733 (Please retain this number for further inquiries regarding this form)
Submitted By: deagleton
Submitted Date: Mon Mar 02 15:45:31 EST 2020

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Annual Audit Notice Information:

Broker-dealers are reminded that effective for fiscal years ending on or after June 1, 2014, the Annual Reports must include either: (1) an exemption report and a report prepared by an independent public accountant based on a review of the statements in the exemption report if the broker-dealer claimed that it was exempt from Rule 15c3-3 under the Securities Exchange Act of 1934 throughout the most recent fiscal year; or (2) a compliance report and a report prepared by an independent public accountant based on an examination of certain statements in the compliance report if the broker-dealer did not claim that it was exempt from Rule 15c3-3 throughout the most recent fiscal year.
For more information on these requirements, see SEC Release No. 34-70073 available at https://www.sec.gov/rules/final/2013/34-70073.pdf .

Annual Audit Filing Guidelines **(effective February 2016)**:
Pursuant to SEA Rule 17a-5(d)(6), a broker-dealer required to prepare an annual audit report must file the report at the regional office of the Commission, the Commission's principal office in Washington, DC, the principal office of its designated examining authority, and with the Securities Investor Protection Corporation ("SIPC") if the broker or dealer is a member of SIPC. Copies of the reports must be provided to all self-regulatory organizations ("SROs") of which the broker or dealer is a member, unless the SRO by rule waives this requirement. In an attempt to reduce redundancies and to streamline the filing requirements regarding SEA Rule 17a-5(d), FINRA has worked with the exchanges for which FINRA performs regulatory services to facilitate a single filing of annual audit reports, which eliminates the need for multiple filings in most cases.

Your firm's electronic submission of the annual audit report to FINRA via Firm Gateway satisfies any requirement under SEA Rule 17a-5(d)(6) that it be submitted to the following SROs:

BOX Options Exchange, LLC
Cboe BZX Exchange, Inc., Cboe BYX Exchange, Inc.
Cboe Exchange Inc., Cboe C2 Exchange, Inc.
Cboe EDGA Exchange Inc., Cboe EDGX Exchange, Inc.
Investors Exchange LLC (IEX)
Miami International Securities Exchange, LLC, MIAX Pearl, LLC, MIAX Emerald
Nasdaq ISE, LLC, Nasdaq GEMX, LLC, Nasdaq MRX, LLC
Nasdaq Stock Market, LLC, Nasdaq BX, Inc., NASDAQ PHLX LLC
New York Stock Exchange, Inc., NYSE Arca, Inc., NYSE American, LLC
NYSE National and NYSE Chicago

FINRA may share a copy of the submitted Annual Audit with any SRO(s) listed above of which your firm is a member. **If you are a member of an SRO that is not listed above and that has not waived the filing requirement by rule, you must continue to file directly with such SRO.**

Name of Auditor*: Frost, PLLC

PCAOB #*: 5348

Auditor Address - Street*: 425 W. Capitol Avenue - 3300

City*: Little Rock

State*: AR

Zip Code*: 72201

Auditor Main Phone Number*: 501-376-9241

Lead Audit Partner Name*: Del Rush

Lead Audit Partner Direct Phone Number*: 919-341-7423

Lead Audit Partner Email Address*: drush@frostpllc.com

FYE: 2019-12-31

Below is a list of *required* documents. Please check to indicate the document is attached.*

- [x] Facing Page [Form X-17A-5 Part III]
- [x] An Oath or Affirmation [SEA Rule 17a-5(e)(2)]
- [x] Independent Public Accountant's Report [SEA Rules 17a-5(g)(1),17a-5(i)(2) and (3)]
- [x] Statement of Financial Condition [SEA Rule 17a-5(d)(2)(i)]
- [x] Statement of Income [SEA Rule 17a-5(d)(2)(i)]
- [x] Statement of Cash Flows [SEA Rule 17a-5(d)(2)(i)]
- [x] Statement of Changes in Stockholder's or Partner's or Sole Proprietor's Equity [SEA Rule 17a-5(d)(2)(i)]
- [x] Notes to Financial Statements (Include Summary of Financial Data of Subsidiaries if applicable [SEA Rule 17a-5(d)(2)(i)])
- [x] Computation of Net Capital [SEA Rule 17a-5(d)(2)(ii)]
- [x] Reconciliation of Computation of Net Capital Under SEA Rule 15c3-1 or Applicable Statement [SEA Rule 17a-5(d)(2)(iii)]

SEA Rule 15c3-3 ***(Select ONLY One)*** **See Annual Audit Notice Information above.**

(●) Exemption Report [SEA Rule 17a-5(d)(4)] **AND** Independent Public Accountant's Review of the Exemption Report [SEA Rule 17a-5(g)(2)(ii)]

( ) Compliance Report [SEA Rule 17a-5(d)(3)] **AND** Independent Public Accountant's Examination of the Compliance Report **AND** Computation of Determination of the Reserve Requirements [SEA Rule 17a-5(d)(2)(ii)] **AND** Reconciliation of Computation for Determination of the Reserve Requirements Under Exhibit A of SEA Rule 15c3-3 or Applicable Statement [SEA Rule 17a-5(d)(2)(iii)] **AND** Information Relating to the Possession or Control Requirements Under SEA Rule 15c3-3 [SEA Rule 17a-5(d)(2)(ii)]

The items below *may be required* based on the business of the firm. Please check to indicate the document is attached.

- [ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors [SEA Rule 17a-5(d)(2)(i)]
- [ ] For Dual FINRA/CFTC Members which are FCMs, a Schedule of Customer Segregated Funds
- [ ] For Alternative Net Capital (ANC) Filers, Supplemental Report on Management Controls [SEA Rule 17a-5(k)]

Attach Audit:* MCM Securities LLC (Annual Audit) (Notarized) (12-2019).pdf 7331093 bytes